Exhibit 5.1

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910 www.hoganlovells.com

June 17, 2014

Board of Directors

Colony Financial, Inc.

2450 Broadway, 6th Floor

Santa Monica, California 90404

Ladies and Gentlemen:

We are acting as counsel to Colony Financial, Inc., a Maryland corporation (the “Company”), in connection with the Underwriting Agreement, dated June 11, 2014 (the “Underwriting Agreement”), among the Company, Colony Financial Manager, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc., as representatives of the several underwriters named in Schedule A of the Underwriting Agreement (collectively, the “Underwriters”) relating to the issuance by the Company of $172,500,000 aggregate principal amount of its 3.875% Convertible Senior Notes due 2021 (including $22,500,000 aggregate principal amount to cover the exercise in full of the overallotment option) (the “Notes”), pursuant to the Company’s automatic shelf registration statement on Form S-3 (File No. 333-187610) filed with the Securities and Exchange Commission on March 29, 2013 (the “Registration Statement”). The Notes are convertible into shares of common stock, $0.01 par value per share, of the Company (the “Conversion Shares”), in accordance with the terms of the Indenture (as defined below). This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.

For purposes of this opinion letter, we have examined copies of such agreements, instruments and documents as we have deemed an appropriate basis on which to render the opinions hereinafter expressed. In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including telecopies). As to all matters of fact, we have relied on the representations and statements of fact made in the documents so reviewed, and we have not independently established the facts so relied on. This opinion letter is given, and all statements herein are made, in the context of the foregoing.

For the purposes of this opinion letter, we have assumed that (i) The Bank of New York Mellon, as trustee (the “Trustee”) under the Indenture, dated as of April 10, 2013, between the Company and the Trustee (the “Base Indenture”), filed as Exhibit 4.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on April 10, 2013 and incorporated into the Registration Statement by reference, as supplemented by the Second Supplemental Indenture,

Board of Directors Colony Financial, Inc.	- 2 -	June 17, 2014

dated as of January 28, 2014 (the “Second Supplemental Indenture,” and together with the Base Indenture, the “Indenture”), filed as Exhibit 4.2 to the Company’s Form 8-K filed with the Securities and Exchange Commission on January 28, 2014 and incorporated into the Registration Statement by reference, has all requisite power and authority under all applicable laws, regulations and governing documents to execute, deliver and perform its obligations under the Indenture and has complied with all legal requirements pertaining to its status as such status relates to the Trustee’s right to enforce the Indenture against the Company, (ii) the Trustee has duly authorized, executed and delivered the Indenture, (iii) the Trustee is validly existing and in good standing in all necessary jurisdictions, (iv) the Indenture constitutes a valid and binding obligation, enforceable against the Trustee in accordance with its terms, (v) there has been no material mutual mistake of fact or misunderstanding or fraud, duress or undue influence in connection with the negotiation, execution and delivery of the Indenture, and the conduct of all parties to the Indenture has complied with any requirements of good faith, fair dealing and conscionability, and (vi) there are and have been no agreements or understandings among the parties, written or oral, and there is and has been no usage of trade or course of prior dealing among the parties that would, in either case, define, supplement or qualify the terms of the Indenture. We also have assumed the validity and constitutionality of each relevant statute, rule, regulation and agency action covered by this opinion letter and that no Conversion Shares will be issued in violation of the ownership limited contained in the Company’s Articles of Amendment and Restatement.

This opinion letter is based as to matters of law solely on the applicable provisions of (i) the laws of the State of New York (but not including any laws, statutes, ordinances, administrative decisions, rules or regulations of any political subdivision below the state level), as currently in effect and (ii) the General Corporation Law of the State of Maryland, as amended, currently in effect. We express no opinion herein as to any other laws, statutes, ordinances, rules or regulations (and in particular, we express no opinion as to any effect that such other laws, statutes, ordinances, rules or regulations may have on the opinions expressed herein).

Based upon, subject to and limited by the foregoing, we are of the opinion that:

(a) The Notes have been duly authorized on behalf of the Company and that, following (i) receipt by the Company of the consideration for the Notes specified in the resolutions of the Board of Directors and the Pricing Committee of the Board of Directors and the Underwriting Agreement and (ii) the due execution, authentication, issuance and delivery of the Notes pursuant to the terms of the Indenture, the Notes will constitute valid and binding obligations of the Company.

(b) The Conversion Shares initially issuable upon conversion of the Notes have been duly authorized and reserved and, when issued in accordance with the terms of the Notes and the Indenture, will be validly issued, fully paid and non-assessable.

This opinion letter has been prepared for use in connection with the filing by the Company of a Current Report on Form 8-K on the date hereof, which Form 8-K will be incorporated by reference into the Registration Statement, and speaks as of the date hereof. We assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this letter.

Board of Directors Colony Financial, Inc.	- 3 -	June 17, 2014

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the above-described Form 8-K and to the reference to this firm under the caption “Legal Matters” in the Prospectus Supplement dated June 11, 2014, which constitutes part of the Registration Statement. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Hoganl Lovells US LLP

HOGAN LOVELLS US LLP